News Release	March 31, 2005

YAMANA IS PLEASED TO PROVIDE AN UPDATE ON ITS CONTINUING EXPLORATION ACTIVITY

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update on its continuing exploration activity. Yamana previously announced that it has allocated approximately $14 million to its exploration program for 2005. Most of the exploration is being undertaken on the Rio Itapicuru Greenstone Belt (RIGB) north of its Fazenda Brasileiro mine and the Santa Elina Gold Belt (SEGB) which comprises more than 750,000 hectares of mineral concessions in western Mato Grosso state. The Sao Francisco mine, which is under construction, is on the SEGB as is the previously producing Sao Vicente mine. Yamana is completing a feasibility study relating to development of the Sao Vicente mine and an ongoing exploration program at Sao Vicente to delineate further resources and a potential future underground operation.

The company has allocated approximately US$4.5 million for exploration of RIGB and US$4 million for exploration of SEGB. Approximately US$3.0 million has been allocated to Fazenda Brasileiro mine and near mine exploration to increase mine life at that mine. A further US$1.0 million has been allocated to an infill drilling program at Sao Francisco to upgrade resources to reserves mainly along strike to the north and south of the open pit mine now under construction with the objective of increasing Sao Francisco mine life beyond the initial eight years contemplated in the current mine plan.

Further information on the mine and near mine exploration results at Fazenda Brasileiro will be provided with updates to reserve and resource estimates as this exploration effort is largely to increase mine life. However, some of these efforts are providing results that are significant. As an example, Yamana’s drilling beneath the existing Canto open pit adjacent to the Fazenda Brazileiro mine has encountered mineralization that includes the following intercepts: 1 metre at over 163g/t Au, 1 metre at 25.2g/t Au, 1 metre at 20.2g/t Au, 1 metre at 15.1g/t Au and 1 metre at 6.1g/t Au. These results are encouraging although over narrow widths and further efforts will be undertaken to determine the extent of mineralization.

The objective of the infill program at Sao Francisco is to upgrade resources to reserves and increase mine life and as such results will be provided mainly as new reserve and resource estimates are completed.

Principal focus of exploration on RIGB are Maria Preta, Mandacaru, Sapateira, Serra Branca, Ambrosio, Rio do Peixe, Encantado and Mari. A regional map with the location of our target areas will be posted on our website at www.yamana.com.

Throughout the current year, these prospective areas will be further evaluated based on results from trenching, RAB drilling and core drilling. The selection of these targets is based on factors that include known mineralization and mineralogy based on past exploration efforts, historical mining and mineralogy that is consistent with Fazenda Brasileiro. These targets are at various stages of drill-readiness with the most advanced being Maria Preta, Mandacaru, Mari, Ambrosio, Sapateira and Serra Branca at which diamond or RAB drilling or both are underway.

Efforts on SEGB are largely focused on Sao Vicente Deep South and Basement areas and Longa Vida. The latter is approximately 800 meters from the Sao Francisco mine.

A summary of the priority RIGB targets follows.

Maria Preta

•	Maria Preta is one of our most promising near term prospects on RIGB with results to date that support a continuing drilling program. Maria Preta has had prior production and appears to have further potential at depth although mineralization remains near surface

•	Past production from prior open pit operations of approximately 65,000 ounces

•	Prior drilling confirms mineralization beneath the historical open pit operations

•	Maria Preta also contains past trench work that demonstrates 11 metres at 18g/t Au and core results with 8 metres at 3.3g/t Au

•	Planned for 2005 is 8,300 metres of diamond drilling, 12,000 metres of reverse circulation drilling and 14,500 metres of RAB drilling

•	Six drill holes completed to date with assay results from the first four holes available

•	Assay results from these holes include the following intercepts: 30 metres at 1.2g/t Au including 2.0 metres at 5.4g/t Au (up to 65 metre depth), 33 metres at 3.2 g/t Au including 11 metres of 4.5g/t Au (up to 65 metre depth) and 33 metres at 1.4g/t Au including 19 metres at 1.6g/t Au (up to 100 metre depth)

Mandacaru

•	Manducaru is a large prospective area with two major trends that have not been previously tested by drilling. It demonstrates the prospective nature of RIGB and provides further evidence of the company’s view that there may be multiple deposits along RIGB that may be significant

•	Previous trench sampling show results that include 1 metre at 75.2g/t Au and 1 metre at 7.08g/t Au

•	Trenching and rotary air blast (RAB) drilling is continuing

•	To date, 87 RAB holes have been completed for a total of 2,500 metres of drilling

•	Assay results from these holes include the following intercepts: 3 metres at 3.28g/t Au, 1 metre at 7.4g/t Au, 1 metre at 5.4g/t Au, 3 metres at 0.91g/t Au (17 to 20 metres), 3 metres at 3.28g/t Au (03 to 06 metres), 1 metre at 2.46g/t Au (03 to 04 metres), 1 metre at 2.42g/t Au (06 to 07 metres), 1 metre at 1.97g/t Au (08 to 09 metres), 1 metre at 2.54g/t Au (15 to 16 metres), 2 metres at 3.0g/t Au (00 to 02 metres), 1 metre at 1.95g/t Au (19 to 20 metres), 2 metres at 1.21g/t Au (23 to 25 metres), 4 metres at 0.60g/t Au (16 to 20 metres) and 1 metre at 0.96g/t Au (17 to 18 metres)

Mari

•	Mari was considered a lower priority target, but a review of historical drilling results suggested further investigation. Current drilling results show mineralization although historical drilling still shows results that are better than current results. Based on information available to the company, these results include 6.5 metres at 13g/t Au. These historical results along with current drill results are encouraging and support continuation of a core drilling and reverse circulation drilling program

•	Diamond drilling program is underway to check the strike and depth continuity of several prior deposits

•	A total of 662 metres of drilling has been completed over 6 holes

•	Assay results include the following intercepts: 7.44 metres at 1.03g/t Au, 3.0 metres at 0.80g/t Au, 2 metres at 0.58g/t 6.75 metres at 0.98g/t Au, 11 metres at 0.73g/t Au and 2 metres at 1.27g/t Au

Sapateira

•	Mineralization is not significant. A large diameter hole is planned to determine the merit of further exploration

•	Diamond drilling and geological mapping is underway

•	Drilling confirms continuity of quartz veining to a depth of 80 metres in a stockwork pattern

•	A total of over 1,300 metres of drilling has been completed to date

•	Drilling demonstrates up to 9 metres of low grade mineralization with a maximum of 1.5g/t Au

Serra Branca

•	Mineralization remains open to the north. This target, while not the most prospective, has provided further insight into the regional geology of RIGB

•	This was Yamana's first drill ready target with the most drilling occurring in 2004

•	Efforts to date have resulted in a possible mineral deposit with potential of 5.4 million tonnes at a grade of 0.68g/t Au. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and the company is determining whether further exploration is warranted

Other RIBG Targets

•	At various states of field mapping, trenching and sampling

RIGB Summary

•	Demonstrates further evidence of significant mineralization and prospects for additional ore bodies north of the Fazenda Brasileiro mine

•	Significant prospects demonstrate mineralization to depths that would support open pit operations

•	Further exploration efforts will be undertaken at all RIGB targets

Efforts and SEGB are focused on Sao Vicente drift work and drilling and Longa Vida.

Other prospects are being evaluated as part of a broader regional evaluation process and the company recently purchased two additional properties, the Ernesto property and the Pau-a-Pique property, adding to its concessions on SEGB

A summary of the efforts to date and the plan for Ernesto and Pau-a-Pique follows.

Sao Vicente Deep South (Drift)

•	A 850 metre horizontal drift is being excavated in the deep south area extending from the bottom of the existing open pit

•	The objective is to conduct a drilling program from the drift so that the entire area of the anticipated ore body will be covered

•	Material from the drift excavation will be bulk sampled and a total of 4,500 metres of drilling from the drift will be undertaken beginning in April

•	The drift is currently at a length of 275 metres and is expected to reach the area of known mineralization (based on historical surface drilling) within the next few weeks.

Sao Vicente Basement

•	This program aims to examine gold potential of down-dip and down-plunge portions of Sao Vicente deposit focusing on tectonic contact zone between the Fortuna Formation rocks and volcano-sedimentary sequence. This is favorable for high-grade gold accumulations.

•	A 4,000 metre core drilling program was started in February and to date 1,400 metres has been drilled over three holes. One hole located below the northern pit intercepted 16 metres of mineralization: fresh pyrite, sericite, quartz veins and visible gold – at a depth of 130 metres. Another hole 300 metres from the first hole intercepted 29 metres of strong hydrothermal alteration with fresh pyrite and quartz veins. Assay results from these holes are expected in April.

Longa Vida

•	Longa Vida is an over 1 kilometre-long breccia-quartz vein system near Sao Francisco

•	Quartz float samples with visible gold have returned high values such as 600g/t Au and 46g/t Au

•	12 trenches were channel sampled returning results of up to 6.73g/t Au o A bulk sample program is underway and to date five samples have been processed in a gravity pilot plant returning the following results

Weight	Coarse Gold	Fine Gold	Total Gold

19.6 Tonnes	1.22g/t Au	0.23g/t Au	1.45g/t Au
17.4 Tonnes	0.09g/t Au	0.06g/t Au	0.15g/t Au
23.5 Tonnes	0.87g/t Au	1.40g/t Au	2.27g/t Au
16.0 Tonnes	1.79g/t Au	1.24g/t Au	3.03g/t Au
18.3 Tonnes	0.92g/t Au	Pending	Pending

•	A 21 hole core drilling program is underway in order to investigate the continuity of mineralization at depth. To date, three holes have been completed having intercepted hematite-quartz veins at a 100 metre depth. Assay results from drilling are expected in April.

Ernesto

•	Ernesto is located in the southern portion of SEGB

•	Gold mineralization is associated with low angle shear zones at the base of the pile of metasediments in the contact with the volcano-sedimentary basement, a different geological setting than the gold occurrences at Sao Vicente and Sao Francisco

•	In the late 90‘s, the prior owners reportedly drilled 12,740 metres in 70 core holes which returned intercepts such as 1.90 metres at 25.49g/t Au (hole FE-23), 6.0 metres at 6.38g/t Au(hole FE-38), 4.9 metres at 14.77g/t Au (hole FE-40), 13.65 metres at 3.43g/t Au (hole FL-11) and 1.70 metres at 20.80g/t Au (hole FN-20)

•	Yamana will initiate a 11,000 metre core drilling program to confirm this mineralization

Pau-a-Pique

•	Pau-a-Pique is located 40 kilometres south of Ernesto in the southern portion of SEGB o Gold was first discovered in the property by Portuguese miners in the 1700‘s

•	Gold occurs in a steeply dipping strike-slip shear zone cutting Aguapei group sediments and basement rocks

•	Two mineralized vertical shear zones with quartz veins in sericitic milonites outcrop in the property with thickness ranging from 2 metres up to 6 metres and extending over 1 kilometre of strike

•	Based on the samples taken in the tails of historical artisinal workings, and similarities between the local mineralization and Ernesto property, gold grades may be significant

•	Yamana’s exploration program for the property includes detailed geological mapping, ground geophysics survey, chip sampling and core drilling

For a further description of the RIGB and the SEGB and information on the quality assurance and quality control measures used by Yamana in conducting exploration programs, please see the annual information form of Yamana for the year ended December 31, 2004 available at www.sedar.com and the various technical reports prepared on behalf of Yamana filed under National Instrument 43-101 also available at www.sedar.com.

The sampling and exploration programs are being supervised by Mel Klohn, Geological Consultant to Yamana, who is a Qualified Person as defined by National Instrument 43-101. Mr. Klohn has verified the data disclosed and has reviewed the contents of this press release

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416)     815-0220
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.